Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 2 May 2005
RG/rmj6167
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 18.74% of voting rights)	28 April 2005	H
Media Release : Givaudan SA Annual General Meeting	27 April 2005	I
Notice of dividend payment	29 April 2005	G

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

File No. 82-3-2B-82-5287

"ANDRE FILLIEZ, GIVAUDAN S.A." <AFILLIEZ@bloomberg.net>

28.04.2005 10:30

To: roberto.garavagno@givaudan.com
cc:
Subject: GIVAUDAN POTENTIALLY HOLDS 18.74% OF ITS VOTING RIGHTS

GIVAUDAN POTENTIALLY HOLDS 18.74% OF ITS VOTING RIGHTS

This story matches the criteria set-up for the News Alert named "GIVAUDAN NEWS" for UUID 1198376.
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GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on 22 April 2005, it held 586'034 own registered shares (carrying 7.51% of voting rights), 548'508 put options on own stock (short position, carrying potentially 7.03% of voting rights) and 327'408 call options on own stock (long position carrying potentially 4.20% of voting rights). Total holding carries potentially 18.74% of voting rights. This announcement is triggered by a transaction made by Givaudan in the frame of Givaudan United States Inc 1% bond due 2006, exchangeable against Givaudan SA's shares.

File No 1263-28-82-5087

Givaudan

Media Release

Givaudan SA: Annual General Meeting 2005

Geneva, Switzerland, 27 April 2005 – The Annual General Meeting of Givaudan SA, the world leader in fragrances and flavours, took place in Geneva on 27 April 2005. It was attended by 186 shareholders, representing 3,316,559 (42.52%) of a total of 7,800,000 registered shares.

The shareholders' meeting approved the annual report and the annual accounts for 2004 and released the board of directors. In 2004, Givaudan increased substantially its net profit to CHF 350 millions, an improvement of 20% compared to 2003.

A total dividend of CHF 16.30 per registered share was voted by the shareholders. The total dividend includes an ordinary dividend of CHF 9.80 and a special dividend of CHF 6.50. It will be paid on 2 May 2005.

Dr Henri B. Meier stepped down as board member and chairman and handed over his responsibility as chairman to Dr Juerg Witmer. Peter Kappeler was elected for the remaining two years of Dr Henri B. Meier's term of office. Furthermore, the Annual General Meeting re-elected Dr Andres F. Leuenberger and Prof. Henner Schierenbeck for another term to the Board of Directors of Givaudan.

The shareholders' meeting approved the proposal of the Board of Directors to cancel the 400,000 repurchased registered shares and to reduce the share capital by 5.1% from CHF 78,000,000 to CHF 74,000,000. The ongoing programme to buy back 800'000 shares will continue until end of June 2005. Once the second share buy back is completed, Givaudan -- as previously announced on 1 March 2005 -- will start a third buy back programme.

PricewaterhouseCoopers SA was re-elected as statutory and group auditors for 2005.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

ervice juridique
hemin de la Parfumerie 5
Vernier

13445
1

AZ 3000 Bern 1
Postcode 1

File No. 12G3-2B-82-5087

No 83 Freitag, 29.04.2005 123. Jahrgang
No 83 Vendredi, 29.04.2005 123. année
No 83 Venerdì, 29.04.2005 123. annata

shab.ch fosc.ch fusc.ch

Schweizerisches Handelsamtsblatt
Feuille officielle suisse du commerce
Foglio ufficiale svizzer[o] di commercio

Givaudan

Dividende pour l'exercice 2004

L'assemblée générale du 27 avril 2005 a décidé de payer le dividende suivant:

Par action nominative d'une valeur nominale de CHF10.–	CHF	16.30
sous déduction de 35% d'impôt anticipé	CHF	5.70
Versement net	CHF	10.60

Le versement sera effectué sans frais, dès le 2 mai 2005, par l'intermédiaire du Crédit Suisse First Boston et du Crédit Suisse, Zurich.

Genève. 27 avril 2005

Givaudan S.A.